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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 6)*

                               SIMTEK CORPORATION
                               ------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   829204-10-6
                                   -----------
                                 (CUSIP Number)

                              Anne L. Neeter, Esq.
                         General Counsel Associates LLP
                               1891 Landings Drive
                         Mountain View, California 94043
                                 (650) 428-3900
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2001
                                ----------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
following box.    [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 4 Pages
                                                          There are no Exhibits.

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                                                               Page 2 of 4 Pages

CUSIP NO. 829204-10-6
          -----------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Zentrum Mikroelektronik Dresden GmbH
                  No IRS id number
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)              [ ]
                                                            (b)              [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

                                                            Not applicable
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OF ORGANIZATION
                                                            GERMANY
--------------------------------------------------------------------------------
         Number of Shares           7.      SOLE VOTING POWER
         Beneficially Owned                      500,000
         by Each Reporting          --------------------------------------------
         Person                     8.      SHARED VOTING POWER
                                                   -0-
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER
                                                 500,000
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER
                                                   -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    500,000
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                    [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    Less than one percent
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                                    OO   (reporting person is a GmbH)
--------------------------------------------------------------------------------



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                                                               Page 3 of 4 Pages

Amendment No. 6 to Schedule 13D
-------------------------------

Zentrum Mikroelektronik Dresden GmbH (the "Reporting Person" or "ZMD") hereby amends, as set forth below, its Statement on Schedule 13D, filed February 13, 1998 (the "Statement"), as amended by Amendment No. 1, filed on March 22, 2000 ("Amendment No. 1"), by Amendment No. 2 , filed on March 27, 2000 ("Amendment No. 2"), by Amendment No. 3, filed on March 31, 2000 ("Amendment No. 3"), by Amendment No. 4, filed on July 5, 2000 ("Amendment No. 4"), and by Amendment No. 5, filed on November 27, 2000 ("Amendment No. 5"), relating to the Common Stock of Simtek Corporation, a Colorado corporation ("Simtek"). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4. and Amendment No. 5.


ITEM 4.  Purpose of the Transaction.

     The 4th and 5th paragraphs of Item 4 set forth in Amendment No. 1 (which amended and restated Item 4 of the Statement in its entirety), as amended by Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, are hereby amended and restated as follows, and the remainder of Item 4 as reflected in Amendment No. 1 remains in effect:

     Between November 27, 2000 and January 16, 2001, ZMD disposed of 540,000 shares of Simtek Common Stock. Based on 48,942,163 shares of Simtek Common Stock outstanding according to Simtek's Form 10-QSB filed November 14, 2000, ZMD ceased to be the beneficial owner of more than 5% of Simtek's Common Stock on or about January 16, 2001. Between January 16, 2001 and the date of this Amendment No. 6, ZMD has disposed of an additional 1,898,749 shares of Simtek Common Stock.

     Except as described above and in Amendment No. 1, ZMD has not formulated any plans or proposals which relate to or would result in any of the items described in paragraphs (a) through (j) of this item.

ITEM 5.  Interest in Securities of Simtek.

     Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date of this Amendment No. 6, ZMD owns 500,000 shares of Common Stock of Simtek, which is less than one percent of such class based on 53,684,245 shares of Common Stock outstanding as of August 10, 2001, according to Simtek's Form 10-QSB filed August 14, 2001.

         (b) ZMD, through its chief executive officers, has the sole power to direct the vote of the shares of Common Stock and ZMD, through its chief executive officers acting with approval of the Board of Directors of ZMD, has the sole power to dispose or direct the

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                                                               Page 4 of 4 Pages

disposition of the shares of Common Stock.

         (c) ZMD has not disposed of any shares of Simtek Common Stock in the last 60 days.

         (d)  Not applicable.

         (e) Based on 48,942,163 shares of Simtek Common Stock outstanding according to Simtek's Form 10-QSB filed November 14, 2000, ZMD believes that it ceased to be the beneficial owner of more than 5% of Simtek's Common Stock on or about January 16, 2001.

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: Sept. 4, 2001                        Zentrum Mikroelektronik Dresden GmbH

                                            By: /s/ Detlef Golla
                                               ---------------------------------
                                            Name:  Detlef Golla
                                            Title: Chief Executive Officer

                                            By: /s/ Thilo von Selchow
                                               ---------------------------------
                                            Name:  Thilo von Selchow
                                            Title: Chief Executive Officer
                                            (Vorstandsvorsitzender)